

Mail Stop 4631

November 4, 2009

By U.S. Mail

Klaus Heinemann
Chief Executive Officer
AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport
Amsterdam, The Netherlands

John McMahon
Chairman, Chief Executive Officer, and President
Genesis Lease Limited
4450 Atlantic Avenue
Westpark
Shannon, County Clare, Ireland

Re: AerCap Holdings N.V.
Registration Statement on Form F-4
Filed October 6, 2009
File No. 333-162365
Annual Report on Form 20-F for the fiscal year ended December 31, 2008
Filed April 1, 2009
File No. 1-33159
Genesis Lease Limited
Annual Report on Form 20-F for the Year Ended December 31, 2008
Filed March 6, 2009
File No. 001-33200

Dear Messrs. Heinemann and McMahon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-4

General

1.   Please provide us with copies of the agreements setting forth the arrangements among AerCap, Citi and Morgan Stanley concerning Citi's and Morgan Stanley's potential purchase and resale of AerCap shares if any AerCap shareholders exercise appraisal rights. In addition, please tell us what consideration you have given to filing these agreements as exhibits to the registration statement.

2.   Please provide us with your analysis of the appropriateness under the requirements of Form F-4 and the applicable rules of including the potential resale transaction involving Citi and Morgan Stanley in this registration statement.

3.   Please note that Genesis' letter to shareholders must serve also as an outside front cover page of the proxy statement/prospectus. Please ensure that you include all of the information required by Item 501(b) of Regulation S-K, including the maximum number of common shares that AerCap may issue in the amalgamation and a prominent cross-reference to the Risk Factors section of the prospectus. See Item 1 of Form F-4.

4.   In June 2008, AerCap Partners I Holding Limited, a joint venture which you consolidate, acquired a portfolio of 19 aircraft from TUI Travel. Based on disclosures on page 73, it appears that the total purchase price was approximately $521 million. Please tell us if you made any other significant purchases of portfolio of aircraft or engines during 2008 and 2009. Please address your consideration of whether financial statements should be provided pursuant to Rule 3-05 of Regulation regarding any of these purchases as well as whether your pro forma financial statements should be expanded to reflect this acquisition pursuant to Rule 11-01 of Regulation S-X. Please also clearly disclose in the notes to your financial statements how you determine whether the acquisition of aircraft or engines represents a business combination.

5.   Paragraph 5 of SFAS 160 requires the presentation and disclosure requirements of SFAS 160 to be retroactively applied for all periods presented. Given your adoption of SFAS 160 in your interim financial statements as of June 30, 2009 as incorporated by reference to your Form 6-K dated September 1, 2009, please provide restated audited financial statements which retrospectively apply SFAS 160 for each of three years ended December 31, 2008.

Summary, page 1

Opinion of Citigroup Global Markets Inc., Genesis' Financial Advisor (page 48), page 3;
Opinion of Morgan Stanley & Co. Incorporated, AerCap's Financial Advisor (page 57), page 3

6.   Please provide us two copies of all outlines, summaries, reports, projections or board books prepared and furnished by Citigroup to Genesis' board of directors and by Morgan Stanley to AerCap's board of directors. Please note that we may have additional comments after reviewing these materials.

Tax Considerations (page 99), page 5

7.   Please add disclosure here to clarify, as you do on page v, that certain holders of Genesis common shares that are U.S. persons and have not made an election to treat Genesis as a "qualifying electing fund" for U.S. federal income tax purposes may recognize gain for U.S. federal income tax purposes as a result of the amalgamation.

Unaudited Pro Forma Combined Financial Statements, page 17

8.   In your Form 6-K filed on September 18, 2009 as well as on page 69 of the filing, you disclose your intention to purchase 13 aircraft from GE Capital Aviation Services. Please also address the following regarding the purchase of this aircraft:

- Please describe the nature of the relationship between GE Capital Aviation Services and Genesis Lease Limited;

- Please disclose how you intend to account for the purchase of this aircraft, including what consideration you gave as to whether it is part of the business combination transaction between you and Genesis Lease Limited pursuant to paragraphs 57 and 58 of SFAS 141(R). Please also address what consideration you gave as to whether this purchase should be accounted for as a separate business combination pursuant to SFAS 141(R);

- Please disclose the terms of this transaction in the pro forma financial statements and tell us what consideration you gave to reflecting the acquisition in the pro forma financial statements pursuant to Rule 11-01 of Regulation S-X;

- Please address your consideration of whether financial statements should be provided pursuant to Rule 3-05 of Regulation S-X; and

- Please also address the additional agreements with GECAS as disclosed on page 69 and indicate whether any such agreements require pro forma adjustments.

9.   You will be the acquirer in the Amalgamation for legal and accounting purposes. Please expand your disclosures to further expand on how you determined that you will be the accounting acquirer. In this regard, please refer to ARB 51 and the factors listed in

paragraphs A11 through A15 of SFAS 141(R). Please specifically address the voting interest that will be held in the combined company by each entity.

10. You disclose the fact that the pro forma adjustments are preliminary. Please identify the nature of the "other studies" that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Please clarify when you expect the valuations and other studies to be completed and the address the magnitude of any potential adjustments.

11. Please disclose whether the Board of Directors or any employees of Genesis Lease Limited will receive exit packages in connection with the merger or if any equity securities of Genesis Lease Limited will automatically vest in connection with the merger. If so, please confirm that these adjustment amounts have been reflected in the pro forma balance sheet. Please also disclose that these amounts were not reflected in the pro forma statements of operations. Refer to Rule 11-02(b)(5) of Regulation S-X.

12. Please disclose the nature and terms of any contractual agreements, including management, cost sharing, or service agreements, which will be in place subsequent to the acquisition. Please give pro forma effect to these arrangements in your pro forma financial statements, if applicable.

Unaudited Pro Forma Combined Statement of Earnings, page 19

13. We note from note 2 that you have excluded the non-recurring acquisition-related expenses from the pro forma combined statements of earnings. Please revise your pro forma statement of earnings to present income (loss) from continuing operations before nonrecurring charges or credits attributable to the transactions as the last line item on the statement. Refer to Rule 11-02(b)(5) of Regulation S-X.

14. We note the severance arrangements Genesis will offer to all its employees as disclosed on page 68. Please disclose the aggregate amount payable if each employee entered into the arrangement and disclose the fact that this amount is not reflected in your pro forma financial statements.

Note 4. Estimate of Consideration Paid, page 23

15. Footnote 1 to the tabular presentation of your preliminary estimate of the consideration expected to be transferred to effect the acquisition of Genesis indicates that cash may be paid to dissenting shareholders. Please disclose the terms of any cash that will be paid including the amount of cash that could be paid and when it would be paid. Also, consider providing a sensitivity analysis which reflects the impact of dissenting shareholders on the estimate of consideration expected to be transferred to effect the acquisition of Genesis and the allocation of such amount to the assets to be acquired and the liabilities to be assumed by AerCap.

16.   Footnote 2 addresses the potential impact of a 10% increase (decrease) in the estimated market price of AerCap's equity securities. Further expand this disclosure to address the potential resulting impact on the pro forma results of operations.

Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 23

17.   If the trading value of AerCap shares on the Closing Date results in an amount of consideration paid that is different than the fair value of the assets less the fair value of the liabilities, transaction expenses and restructuring charges, a gain or loss equal to the amount of the difference will be recorded upon closing of the transaction. Please revise or expand your disclosures to address how you determined you will record a loss related to the differences pursuant to paragraphs 34 through 36 of SFAS 141(R).

Note 7. Pro Forma and Accounting Harmonization Adjustments, page 25

18.   The estimated fair value adjustment for Genesis' flight equipment held for operating leases reflected in adjustment (b) will lead to an approximately 16% reduction in Genesis' net book value of flight equipment held for operating lease. In this regard, please expand your disclosures to provide a comprehensive discussion of how you arrived at the amount of the estimated fair value adjustment to flight equipment held for operating leases pursuant to SFAS 157.   In this regard, you should disclose the specific valuation techniques used to measure fair value in accordance with paragraphs 18 through 20 of SFAS 157 as well as how you determined these were the most appropriate techniques. Please also disclose your consideration of the highest and best use of the assets by market participants as discussed in paragraphs 12 through 14 of SFAS 157. You should also clearly disclose any significant estimates and assumptions used in your valuation techniques.

19.   Please show precisely how you arrived at the amount of adjustment (g) by explaining the differences in the accounting policies and a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. You should clearly show how you arrived at the adjustment amount based on these assumptions and estimates.

20.   For adjustment (h), please expand your disclosures to discuss how you arrived at the estimated fair value of debt. You should discuss the significant estimates and assumptions used to arrive at this amount, including your consideration of nonperformance risk. Please also address how you determined which valuation technique to use based on the guidance of SFAS 157. You state that the adjustment to fair value of Genesis' debt is based on a current market value of approximately 84% of face value. This implies that you may have also used the market approach. Please clarify.

21. For adjustment (i), please disclose why you did not reflect the adjustment related to the interest rate swaps. Please also tell us the amount of the adjustments had you included the adjustments in the pro forma statements of earnings.

22. When there are more components in an adjustment, please specifically address each component. For example, for adjustment (o), you should show the calculation used to arrive at the depreciation adjustment amount. This should include the specific asset categories the adjustment related to and the corresponding useful lives.

Comparative Per Share Data, page 29

23. Please address the appropriateness of presenting cash dividends declared per share on a pro forma combined basis given your disclosure on page 4 which indicates that AerCap has a policy of not paying dividends and there is no current intention to change that policy following the Amalgamation.

The Amalgamation, page 36

24. Please disclose the material terms of the alternative proposals considered by Genesis, including the indicative all cash offer submitted by Party A on March 24, 2009 and the various offers made by Party B. In doing so, please quantify the proposed consideration.

25. The disclosure throughout this section regarding the alternate proposals from Party A and Party B does not disclose in sufficient detail the reasons why these proposals were not pursued further. Please revise your disclosure with respect to these alternate proposals.

26. We note the significant role GECAS appears to have played in the negotiation and consideration of the transaction. Please disclose in greater detail the significance and role of GECAS in the transaction and the evaluation of the alternative proposals.

27. Please disclose in greater detail the negotiation of the material terms of the amalgamation agreement, including but not limited to its provisions concerning termination, the composition of AerCap's board and acquisition proposals.

Opinion of Citigroup Global Markets Inc., Genesis' Financial Advisor, page 48

Miscellaneous, page 54

28. Please quantify the compensation received by Citi and its affiliates during the past two years, as well as any compensation expected to be received as a result of services unrelated to the proposed amalgamation. Please refer to Item 4(b) of Form F-4 and Item 1015(b) of Regulation M-A.

29.   Please disclose in greater detail the negotiation of the arrangement between AerCap and
        Citi pursuant to which Citi has agreed to use all or a portion of its transaction fee to
        purchase AerCap common shares.

Opinion of Morgan Stanley & Co. Incorporated, AerCap's Financial Advisor, page 57

General, page 65

30.   Please quantify the compensation received by Morgan Stanley and its affiliates during the
        past two years, as well as any compensation expected to be received as a result of
        services unrelated to the proposed amalgamation. Please refer to Item 4(b) of Form F-4
        and Item 1015(b) of Regulation M-A.

31.   Please quantify the fee AerCap is paying Morgan Stanley for services in connection with
        the amalgamation.

32.   Please disclose in greater detail the negotiation of the arrangement between AerCap and
        Morgan Stanley pursuant to which Morgan Stanley has agreed to use all or a portion of
        its transaction fee to purchase AerCap common shares.

The Amalgamation Agreement, page 75

33.   Notwithstanding the inclusion of disclaimers in the second paragraph on page 75,
        AerCap and Genesis are responsible for considering whether additional specific
        disclosures of material information about material contractual provisions are required to
        make the statements included in the proxy statement/prospectus not misleading. Please
        include disclosure acknowledging that, if specific material facts exist that contradict the
        representations, warranties, or covenants contained in the amalgamation agreement, you
        have provided corrective disclosure. Additionally, please address these items:

        •   Statements in the first and second paragraphs on page 75 suggest that investors
                should not rely on the amalgamation agreement as disclosure or that the
                amalgamation agreement disclosures may not be materially complete. Please
                revise to make clear that the description of the amalgamation agreement in the
                proxy statement/prospectus contains all of the material terms and provisions of
                the amalgamation agreement.

        •   The statement that the representations, warranties, and covenants contained in the
                amalgamation agreement were made only for purposes of the amalgamation
                agreement and were solely for the benefit of the parties to the amalgamation
                agreement suggests that the amalgamation agreement does not constitute public
                disclosure under the federal securities laws of the United States. Please revise to
                remove any implication that the amalgamation agreement does not constitute
                public disclosure under the federal securities laws of the United States.

- Where you state that the representations, warranties, and covenants contained in the amalgamation agreement may be limited or qualified by confidential disclosures exchanged between the parties, please clarify that investors should read the amalgamation agreement in the context of your other public disclosures in order to have a materially complete understanding of the amalgamation agreement disclosures.

- The statement that investors are not third party beneficiaries under the amalgamation agreement, particularly in the context of the discussion of the representations, warranties, and covenants contained in the amalgamation agreement, suggests that investors cannot rely on the information in the amalgamation agreement. Please remove this statement.

- The statement that investors should not rely on the representations, warranties, and covenants contained in the amalgamation agreement or any descriptions of them as characterizations of the actual state of facts or condition of AerCap, Genesis, or AerCap International or any of their subsidiaries or affiliates suggests that the amalgamation agreement does not constitute public disclosure under the federal securities laws of the United States. Please revise to remove any potential implication that the amalgamation agreement does not constitute public disclosure under the federal securities laws of the United States.

- Where you state that information about the subject matter of the representations, warranties, and covenants contained in the amalgamation agreement may change after the date of the amalgamation agreement and subsequent information may or may not be fully reflected in AerCap's or Genesis' public disclosures or this proxy statement, please clarify that your public disclosures will include any material information necessary to provide investors a materially complete understanding of the amalgamation agreement disclosures.

Tax Considerations, page 99

34. Please delete the word "certain" in the first sentence on page 99 because the word may imply that you have not disclosed all material United States federal income tax consequences and that shareholders cannot rely on the disclosure.

35. We note that you intend to file by amendment the tax opinion. Please allow us sufficient time to review the tax opinion before requesting acceleration of the registration statement's effectiveness. If counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel's opinion. The disclosure in the proxy statement/prospectus and the opinion should not state merely that the discussion in the proxy statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

36.   Please identify Bermuda counsel in this section's fifth paragraph.

Consequences of the Amalgamation to U.S. Holders of Genesis Common Shares, page 100

U.S. Holders of Genesis Common Shares that Properly Exercise Their Appraisal Rights, page 101

37.   Please delete the word "generally" in the first sentence of this discussion.

Consequences to U.S. Holders of Holding AerCap Common Shares, page 101

Cash Dividends and Other Distributions, page 101

38.   Please delete the word "generally" in the second sentence of the first paragraph and the last sentence of the third paragraph of this discussion.

Comparison of Shareholders' Rights, page 113

39.   Remove the statement that the summary comparison is qualified in its entirety by reference to the laws of The Netherlands and Bermuda and the corporate governing instruments of AerCap and Genesis. You may not qualify information in a prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

Forward Looking Statements, page 137

40.   Please remove the word "will" from the list of terminology identifying forward looking statements in this section's first paragraph.

Validity of Securities, page 139

41.   Please provide counsel's address. See paragraph 23 of Schedule A to the Securities Act.

Where You Can Find More Information, page 140

42.   We note that you are incorporating by reference the Genesis Annual Report on Form 20-F for fiscal year ended December 31, 2008. We further note that on pages 50, 52, F-10, F-14 and F-17 of the annual report reference is made to independent appraisals by third parties. Please tell us what consideration you have given to naming the third parties and filing consents. In doing so, for each third party please address the nature and extent of their involvement in the underlying matter for which they provided assistance to Genesis. Please refer to Rule 436 under the Securities Act of 1933, as amended, as well as Section 233 of our Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

Exhibit 5.1

43.   We note that you intend to file by amendment the legality opinion. Please allow us
        sufficient time to review the legality opinion before requesting acceleration of the
        registration statement's effectiveness. Please note that you are required to file an
        executed legality opinion and not a form of legality opinion. Please revise.

Exhibit 99.2

44.   Citigroup Global Markets Inc. must also consent to being named in the registration
        statement. Please revise.

Undertakings, II-2

45.   Please tell us why you have not provided the Rule 430B undertaking required by Item
        512(a)(5)(i) of Regulation S-K.

Form of Resale Prospectus

Selling Shareholders, page 2

46.   Please identify by name the natural persons who exercise voting or investment control or
        both with respect to the shares held by the selling shareholders.

AerCap Holdings N.V.

Annual Report on Form 20-F for the Year Ended December 31, 2008

General

47.   Where a comment below requests additional disclosures or other revisions to be made,
        these revisions should be included in your future filings, if applicable.

Special Note About Forward Looking Statements, page 1

48.   In future filings please remove the word "will" from the list of terminology identifying
        forward looking statements in the second paragraph.

Critical Accounting Policies Applicable to Us

Impairments, page 56

49.   Please expand your disclosures regarding your impairment considerations pursuant to
        SFAS 144 related to flight equipment held for operating leases, which represents
        approximately 74% of your total assets as of December 31, 2008. Please specifically
        address the following:

- Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;

- Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances. In this regard, we note your disclosures that as of December 31, 2008 you focused on aircraft older than 15 years, since the cash flows supporting your carrying values of those aircraft are more dependent upon current lease contracts, which leases are more sensitive to weakness in the current global economic environment;

- To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:

  o The percentage by which the undiscounted cash flows exceed the carrying value;

  o The carrying value of these assets;

  o A description of the assumptions that drive the undiscounted cash flows;

  o A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

  o A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Management's Discussion and Analysis

Provision for Income Taxes, page 66

50.   Please expand your disclosures to provide a more comprehensive explanation of the specific factors that led to a significant decrease in your provision for income taxes in the year ended December 31, 2008 compared to the year ended December 31, 2007. In this regard, you should quantify the impact of each factor or consider providing a quantitative discussion regarding the impact of each significant jurisdiction. You should also address whether you expect any of these factors to lead to significant reductions in the provision for income taxes in future periods as well. Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 70

51.   Since a significant portion of our capital requirements are not in restricted cash entities, you analyze your cash flow at both the consolidated and unconsolidated levels to determine if you have sufficient cash flow available to finance your capital needs in your restricted cash entities and outside your restricted cash entities. You believe that the expected cash generated from the first three transactions disclosed on page 72 combined with cash balances in your unrestricted cash entities of $150 million as of March 31, 2009 should be sufficient to meet your cash obligations in 2009 and maintain an adequate level of unrestricted cash balances. Please also address your consideration about the sufficiency of cash in your restricted cash entities in your disclosures. Please consider providing additional information in the table or notes to your table of contractual obligations to disclose the specific obligations and corresponding amounts related to the restricted cash entities.

52.   We note that your debt agreements contain various covenants. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

53.   As of March 31, 2009, your commitments in 2009 and 2010 to make pre-delivery and final delivery payments under forward purchase commitments exceeded the amounts available under committed borrowing facilities by $174.5 million and $248.6 million, respectively. Please also separately disclose the gross amounts of required pre-delivery and final payments under forward purchase commitments for each of these periods.

Management's use of "net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share based compensation," page 77 and Management's use of "net spread", page 78

54.   In your discussion regarding the use of net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation, you state that you believe this measure provides investors with a more meaningful view of your operational performance and allows investors to better understand operational performance in relation to past and future reporting periods. Your disclosure implies that you believe this measure is more meaningful than net income, which gives too much prominence to amounts not calculated and presented in accordance with GAAP. In addition, it is not clear why you believe this measure is more meaningful. Please advise. Refer to Item (e) of Section C to the General Instructions of the Form 20-F and Item 10(e)(1)(i)(A) of Regulation S-K. In a similar manner, please address your disclosures related to the use of net spread in which you state that you believe this measure provides investors a better way to understand the changes and trends related to the earnings of your leasing activities.

Controls and Procedures Statement Under the Sarbanes Oxley Act, page 112; Disclosure Controls and Procedures, page 127

55.   We note the disclosure that AerCap's certifying officers determined that its disclosure controls and procedures were effective to ensure that information required to be disclosed by it in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. This disclosure appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules because the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Please confirm this to us and revise in future filings. Alternatively, you may state simply that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

56.   We note your classification of changes in accrued maintenance liability and lessee deposits under cash flows provided by operating activities and your classification of movement in restricted cash under cash flows provided by investing activities. Please help us understand how and why your current classifications comply with SFAS 95. For restricted cash, please separately address each component included in restricted cash. For

example, you should separately address cash which is restricted pursuant to lease terms including security deposits and maintenance payments.

Note 2. Summary of Significant Accounting Policies

Restricted Cash, page F-11

57.   Please expand your disclosures to further clarify the components of restricted cash. For each component, you should state the purposes for which the amounts are restricted and the corresponding amount. Refer to Rule 5-02.1 of Regulation S-X. Please also clarify if all cash held by the restricted cash entities, which you discuss on page 70, is reflected in restricted cash on your balance sheet.

Flight equipment held for operating leases, net, page F-11

58.   For older engines purchased primarily for short-term leasing and your out-of-production engines are depreciated to an estimated residual value. Expand your disclosures to provide some additional insight into what those values are. In this regard, we note that for most aircraft types estimated residual value is 15% of original manufacture cost.

59.   We note that for your aircraft fair value determination, residual value assumptions generally reflect an aircraft's booked residual value, except where more recent industry information indicates a different value is appropriate. Please clarify, if true, that in those instances management will revise the aircraft's booked residual value for depreciation purposes. If not, please explain.

Inventory, page F-14

60.   Cost is primarily determined using the specific identification method for individual part purchases and whole engines and on an allocated basis for dismantled engines, aircraft, and bulk inventory purchases using the relationship of the cost of the dismantled engine, aircraft or bulk inventory purchase to estimated market value at the time of purchase. You charge the cost of sold inventory to cost of goods sold based on the ratio of remaining cost to the market value of such inventory. Please help us better understand the methodology you are using to determine the costs of this inventory at the time of sale and how you determined this methodology is consistent with the guidance provided in Statement 4 of ARB 43.

Accrued Maintenance Liability, page F-15

61.   You state that you may be obligated to make additional payments to the lessee for maintenance related expenses primarily related to usage of major life-limited components occurring prior to the lease. You record a charge to leasing expenses at the time of the occurrence of a lessor contribution or top-up payment. Please further clarify whether you

expense these costs as incurred. If not, tell us how you determined the timing of your recognition of these expenses is appropriate.

62.   Please clearly state the method used to account for planned major maintenance activities. Refer to Section of 4.75 though 4.80 of the Airlines Audit and Accounting Guide.

63.   Up to July 2008, you did not recognize supplemental maintenance rent received as revenue, but as an accrued maintenance liability. From July 1, 2008 forward, you changed the estimate of the amount of maintenance rent expected to be reimbursed to lessees. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements. You record as revenue all maintenance rent receipts not expected to be repaid to lessees. Please provide us with a comprehensive explanation to address the following:

- Please further explain your accounting for these rent amounts received prior to July 1, 2008, including at what time you recorded revenue related to the amounts reflected in accrued maintenance liability. It appears that any remaining amounts were recorded as revenue upon the termination of the lease;

- Your disclosures indicate that a model was also used prior to July 1, 2008, please describe this model used and the purpose for which it was used;

- Please tell us the accounting literature you relied upon in determining your revised accounting from July 1, 2008 was appropriate with specific reference to the accounting literature used. Please help us better understand what caused you to revise your accounting on July 1, 2008. Please also describe the model used to forecast future maintenance reimbursements;

- Please help us better understanding how you determined this should be considered to be a change in estimate pursuant to paragraphs 19 through 21 of SFAS 154. Given that your disclosures indicate that you did not recognize this supplemental maintenance rent received as revenue prior to July 1, 2008, which indicates that there may have been a change in your accounting; and

- Please tell us what consideration you gave to EITF 08-2 in accounting for these amounts. In this regard, please clarify if you are performing any services at the same time as recording this revenue.

64.   In shorter-term lease contracts (primarily engine lease contracts) where the terms of the lease are specifically designed to allow you to direct manage the occurrence, timing and associated cost of qualifying maintenance work on the flight equipment, supplemental rents collected during the lease are recognized as lease revenue. Clarify the terms of these leases and please better explain, with reference to the specific accounting literature

used, your basis for recognizing supplemental rents collected during the lease term as lease revenue.

Note 4. Trade Receivables, Net of Provisions, page F-18

65.   You discuss lessee defaults on page 65. Please disclose the gross amount of notes receivable and trades receivable recorded as of each balance sheet date related to the defaults. Refer to paragraph 13(g) of SOP 01-06.

Note 16. Income taxes, page F-37

66.   Your reconciliation of statutory income tax expense to actual income tax expense includes only one reconciling item for 2008. Given the significant difference between your statutory income tax expense and actual tax expense, please consider further breaking down this one reconciling item to show the significant components of this one line item separately. Refer to paragraph 47 of SFAS 109.

Note 18. Share-Based Compensation, page F-44

67.   You disclose on page F-44 that the Nomination and Compensation Committee adjusted the performance criteria for the performance tranches relating to fiscal years 2009, 2010 and 2011, which was accounted for as a modification. No additional expense was recognized as a result of the modification. Please disclose how you determined that no additional compensation would need to be recorded pursuant to paragraph 51 of SFAS 123(R). Refer to paragraph A160 of SFAS 123(R).

Note 22. Earnings Per Common Share, page F-48

68.   You disclose that there are 2.4 million share options outstanding under the NV Equity Plan. Your disclosures on page F-44 indicate that there are 3.2 million. Please advise or revise as necessary. Please also disclose how you determined all of these options were anti-dilutive pursuant to paragraphs 17 through 19 of SFAS 128.

Note 25. Fair Value Measurements, page F-51

69.   You record aircraft at fair value when you determine the carrying value may not be recoverable in accordance with SFAS 144. In the year ended December 31, 2008, you recognized an impairment of $18.8 million. In this regard, please provide the disclosures required by paragraph 33 of SFAS 157.

Exhibit Index

70.   Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Genesis Lease Ltd

Annual Report on Form 20-F for the Year Ended December 31, 2008

Critical Accounting Policies

Flight Equipment under Operating Leases, page 49

71.   Flight equipment under operating leases is tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable in accordance with SFAS 144. On page F-17 you disclose that you assessed the recoverability of aircraft during the fourth quarter of 2008. You did not record any impairment charges on aircraft in 2006, 2007 and 2008. Please provide us with the following additional information regarding your consideration of impairment in the fourth quarter of 2008:

- The specific events and changes in circumstances which indicated impairment;

- How you grouped your assets for purposes of considering whether an impairment existed. Refer to paragraph 4 of SFAS 144;

- The percentage by which the undiscounted cash flows exceeded the carrying value;

- The carrying value of the assets considered for impairment; and

- A description of the assumptions that drive the undiscounted cash flows.

Combined and Consolidated Statements of Cash Flows, page F-6

72.   You record changes in restricted cash under cash flows from operating activities and cash flows from investing activities. For each of the components of restricted cash disclosed on page F-13, including amounts received from lessees in respect of cash security deposits, please tell us whether the changes in restricted cash are included in operating or investing activities and how you made this determination pursuant to SFAS 95.

73.   Please tell us whether you receive maintenance related deposits from your customers. If so, please disclose where these are recorded on your balance sheet and correspondingly how you reflect changes in these amounts on your cash flow statements. Please also tell us how you reflect changes in lessee deposits on your statement of cash flow.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Sincerely,

Pamela Long
Assistant Director

cc: Robert S. Reder, Esq. (Via Facsimile 212-530-5219)
        Drew S. Fine, Esq. (Via Facsimile 212-530-5219)
        Raymond O. Gietz, Esq. (Via Facsimile 212-310-8007)
        Boris Dolgonos, Esq. (Via Facsimile 212-310-8007)